

March 4, 2014

Matthew P. Flake
President and Chief Executive Officer
Q2 Holdings, Inc.
13785 Research Blvd, Suite 150
Austin, Texas 78750

    Re: **Q2 Holdings, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Submitted February 25, 2014
             File No. 333-193911

Dear Mr. Flake:

      We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 55

1.   For the three years ended December 31, 2013 the percentage of operating expenses to revenues has increased by 9.1% from 2011 to 2012 and 18.2% from 2012 to 2013. Please revise your MD&A to discuss whether these historical increases among each of the operating expense categories are known trends that are reasonably likely to materially impact future earnings and financial position.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 65

2.   We note the significant increase in your fair value of common stock on the grant dates of January 24, 2014 and February 19, 2014 of $8.35 per share to your anticipated price range as noted in your February 25, 2014 letter. The factors provided in your letter for this increase would appear to have been known and accounted for at these grant dates in view of the close proximity to the February 24, 2014 underwriters price recommendations. Please expand your disclosures to identify and discuss the factors that occurred during this short time period that resulted in a significantly greater anticipated price range increase over the fair values used for the January and February grants.

Notes to Consolidated Financial Statements

Note 8. Preferred Stock, page F-19

3.   Please disclose why the redemption amounts of preferred stock are not fair valued.   A similar disclosure concern applies to the redeemable common stock in Note 9. Refer to FASB ASC 480-10-S99.3A.24.c.

Note 17. Subsequent Events, page F-28

4.   Your supplemental response letter dated February 25, 2014 indicates that you granted options on January 24, 2014 and February 19, 2014. Please update your footnote disclosures to include disclosure of these option grants and the resulting expected impact on future earnings. Refer to FASB ASC 260-10-50-2.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3729 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        John J. Gilluly III, P.C.
        DLA Piper US LLP